Exhibit 99.2

STERLITE INDUSTRIES (INDIA) LIMITED

Regd. Office: SIPCOT Industrial Complex,

Madurai ByPass Road, TV Puram P.O., Tuticorin-628002, Tamilnadu

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2012

PART I		(Rs in Crore except as stated)
		Quarter ended					Nine months ended				Year ended
S. No.	Particulars	31.12.2012 (Unaudited)		30.09.2012 (Unaudited)	31.12.2011 (Unaudited)		31.12.2012 (Unaudited)		31.12.2011 (Unaudited)		31.03.2012 (Audited)
1	Income from Operations
	a) Net Sales/Income from Operations (Net of excise duty)	10,692.40		11,028.92	10,248.77		32,312.71		30,209.96		40,966.77
	b) Other Operating Income	45.11		73.66	57.49		175.82		156.05		212.17

	Total Income from operations (net)	10,737.51		11,102.58	10,306.26		32,488.53		30,366.01		41,178.94

2	Expenses
	a) Cost of materials consumed #	5,458.05		5,526.40	4,768.80		16,150.35		13,919.20		18,712.27
	b) Purchases of stock-in-trade	4.28		—	6.44		4.28		9.62		12.07
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(439.72)		(421.03)	130.02		(986.82)		61.59		119.67
	d) Employee benefits expense	474.73		451.34	412.73		1,376.48		1,190.74		1,612.21
	e) Depreciation and amortisation expense	538.19		522.06	461.18		1,578.42		1,327.06		1,829.81
	f) Power & Fuel charges	1,007.71		1,215.53	1,000.41		3,338.55		3,015.42		4,040.07
	g) Exchange loss/(gain)	62.50		(218.82)	300.49		61.04		489.30		305.26
	h) Other expenses	1,905.58		1,803.33	1,677.83		5,443.53		4,701.76		6,514.07

	Total Expenses	9,011.32		8,878.81	8,757.90		26,965.83		24,714.69		33,145.43

3	Profit from Operations before other income, finance costs & Exceptional Items	1,726.19		2,223.77	1,548.36		5,522.70		5,651.32		8,033.51

4	Other Income	858.97		847.56	807.01		2,654.89		2,389.87		3,163.21

5	Profit from ordinary activities before finance costs and Exceptional Items	2,585.16		3,071.33	2,355.37		8,177.59		8,041.19		11,196.72

6	Finance costs	226.85		177.72	200.50		646.47		602.01		852.42

7	Profit from ordinary activities after finance costs but before Exceptional Items	2,358.31		2,893.61	2,154.87		7,531.12		7,439.18		10,344.30

8	Exceptional items	—		—	6.43		—		40.77		472.64

9	Profit from Ordinary Activities before tax	2,358.31		2,893.61	2,148.44		7,531.12		7,398.41		9,871.66

10	Tax expense (including deferred tax and net of MAT credit entitlement)	355.53		510.89	505.30		1,200.36		1,623.90		2,110.55

11	Net Profit from Ordinary activities after Tax	2,002.78		2,382.72	1,643.14		6,330.76		5,774.51		7,761.11

12	Extraordinary Items (net of tax expense)	—		—	—		—		—		—

13	Net Profit for the period	2,002.78		2,382.72	1,643.14		6,330.76		5,774.51		7,761.11

14	Consolidated share in the loss of Associate	(226.08)		(60.71)	(263.58)		(453.40)		(612.46)		(772.27)

15	Minority Interest	585.29		579.32	466.04		1,741.67		1,611.02		2,160.92

16	Net Profit after taxes, minority interest and consolidated share in loss of associate	1,191.41		1,742.69	913.52		4,135.69		3,551.03		4,827.92

17	Paid-up equity share capital (Face value of Re 1 each)	336.12		336.12	336.12		336.12		336.12		336.12
18	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year										45,719.56
19	Earnings Per Share (Rs) (Not annualised)*
	-Basic	3.54	*	5.18 *	2.72	*	12.30	*	10.56	*	14.36
	-Diluted	3.54	*	4.80 *	2.72	*	12.30	*	10.56	*	14.36

#	Comprises net of exchange (gain)/loss - Rs 10.35 Crore in Q3 FY 2012-13, Rs (65.79) Crore in Q2 FY 2012-13, Rs 436.34 Crore in Q3 FY 2011-12, Rs 341.29 Crore in nine months ended December 31, 2012, Rs 561.66 Crore in nine months ended December 31, 2011, Rs 494.32 Crore in FY 2011-12

PART II		Quarter ended			Nine months ended		Year ended
S. No.	Particulars	31.12.2012 (Unaudited)	30.09.2012 (Unaudited)	31.12.2011 (Unaudited)	31.12.2012 (Unaudited)	31.12.2011 (Unaudited)	31.03.2012 (Audited)
A	PARTICULARS OF SHAREHOLDING
1	Public Shareholding (excluding shares against which ADRs are issued)
	Number of Shares	1,127,713,699	1,129,187,899	1,140,661,219	1,127,713,699	1,140,661,219	1,150,916,415
	Percentage of Shareholding	33.55%	33.59%	33.94%	33.55%	33.94%	34.24%

2	Promoters & Promoter Group Shareholding (Excluding shares against which ADRs are issued) $
(a)	Pledged/Encumbered
	- Number of Shares	—	—	—	—	—	—
	- Percentage of shares	—	—	—	—	—	—
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	—	—	—	—	—	—
	(as a % of the total share capital of the Company)
(b)	Non-encumbered
	- Number of Shares	1,791,932,643	1,791,932,643	1,791,871,911	1,791,932,643	1,791,871,911	1,791,871,911
	- Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	53.31%	53.31%	53.31%	53.31%	53.31%	53.31%
	(as a % of the total share capital of the Company)

$ The Promoter and Promoter group in addition to the equity shareholding also hold 4.92% of the equity capital in the form of ADR represented by 16,54,87,852 equity shares as on December 31, 2012.
	Particulars	Quarter ended 31.12.2012
B	INVESTOR COMPLAINTS
	Pending at the beginning of the quarter	3
	Received during the quarter	9
	Disposed of during the quarter	12
	Remaining unresolved at the end of the quarter	—

		(Rs in Crore)
		Quarter ended			Nine months ended		Year ended
S. No.	Segment Information	31.12.2012 (Unaudited)	30.09.2012 (Unaudited)	31.12.2011 (Unaudited)	31.12.2012 (Unaudited)	31.12.2011 (Unaudited)	31.03.2012 (Audited)
1	Segment Revenue
a)	Copper	5,071.68	5,219.38	4,935.11	15,416.52	14,568.44	19,513.86
b)	Aluminium	832.18	859.21	801.31	2,471.88	2,243.80	3,111.84
c)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	2,472.66	2,296.77	2,471.20	7,022.66	7,347.52	9,999.89
	(ii) Silver - India	644.43	448.99	255.27	1,481.62	722.75	1,131.99
	(iii) Zinc - International	1,064.78	1,124.55	1,028.87	3,201.01	3,098.54	4,108.00

	Total	4,181.87	3,870.31	3,755.34	11,705.29	11,168.81	15,239.88
d)	Power	524.90	909.77	593.22	2,309.37	1,833.19	2,564.92
e)	Others	106.33	230.17	235.45	526.29	623.08	788.93

	Total	10,716.96	11,088.84	10,320.43	32,429.35	30,437.32	41,219.43

Less:	Inter Segment Revenues	24.56	59.92	71.66	116.64	227.36	252.66

	Net Sales/Income from Operations	10,692.40	11,028.92	10,248.77	32,312.71	30,209.96	40,966.77

2	Segment Results
	(Profit before tax & interest)
a)	Copper	160.26	276.53	347.98	637.42	983.93	1,256.75
b)	Aluminium	8.94	43.34	(21.37)	55.98	151.91	175.31
c)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	746.22	859.17	1,014.22	2,468.10	3,352.02	4,470.60
	(ii) Silver - India	598.51	410.92	236.12	1,360.43	649.22	1,014.47
	(iii) Zinc - International	289.28	242.22	235.33	719.33	947.21	1,168.66

	Total	1,634.01	1,512.31	1,485.67	4,547.86	4,948.45	6,653.73
d)	Power	34.07	190.25	53.30	414.06	192.66	344.27
e)	Others	4.26	11.15	29.65	23.33	74.03	74.13

	Total	1,841.54	2,033.58	1,895.23	5,678.65	6,350.98	8,504.19

Less:	Finance costs	226.85	177.72	200.50	646.47	602.01	852.42
Add:	Other unallocable income net off expenses	743.62	1,037.75	460.14	2,498.94	1,690.21	2,692.53
Less:	Exceptional items	—	—	6.43	—	40.77	472.64

	Profit before tax	2,358.31	2,893.61	2,148.44	7,531.12	7,398.41	9,871.66

3	Capital Employed
	(Segment Assets less Segment Liabilities)
a)	Copper	5,493.33	5,732.35	5,892.35	5,493.33	5,892.35	4,485.81
b)	Aluminium	9,834.76	9,600.55	9,083.92	9,834.76	9,083.92	9,178.36
c)	Zinc, Lead and Silver
	(i) Zinc - India	10,545.11	10,151.73	9,078.97	10,545.11	9,078.97	8,840.75
	(ii) Zinc - International	4,653.06	4,678.26	5,274.56	4,653.06	5,274.56	5,142.44

	Total	15,198.17	14,829.99	14,353.53	15,198.17	14,353.53	13,983.19
d)	Power	14,237.46	13,731.37	11,684.28	14,237.46	11,684.28	12,501.80
e)	Others	813.60	880.39	432.21	813.60	432.21	644.61
f)	Unallocated	17,663.09	17,283.47	15,288.36	17,663.09	15,288.36	17,460.90

	Total	63,240.41	62,058.12	56,734.65	63,240.41	56,734.65	58,254.67

The main business segments are, (a) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime and precious metal (b) Aluminium which consist of mining of bauxite and manufacturing of various aluminium products (c) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate (d) Power which consists of Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment comprise of Phosphoric Acid, Paper, Infrastructure etc. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Notes:-

1	The above results for the quarter and nine months ended December 31, 2012 have been reviewed by Audit Committee at its meeting. The Board of Directors at its meeting held on January 29, 2013 approved the above results and its release. The statutory auditors of the Company have conducted limited review of these results.
2	(a) Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on March 29, 2008 the Company had adopted Accounting Standard (AS) 30 – ‘Financial Instruments: Recognition and Measurement’ effective from accounting year ended March 31, 2008 alongwith consequential revisions to other Accounting Standards. Accordingly 4 % Convertible Senior Notes, issued in October 2009, has been accounted for as per AS 30 wherein the conversion option has been measured at the fair value through profit and loss account and the Notes carried at amortised cost. If AS 30 had not been adopted for this transaction, for the quarter and nine months ended December 31, 2012 other income would have been lower by Rs 5.85 Crore and Rs 24.70 Crore, finance costs would have been lower by Rs 52.61 Crore and Rs 118.03 Crore and profit after tax would have been higher by Rs 39.44 Crore and Rs 77.28 Crore.

(b) With effect from April 1, 2012, Sterlite Infra Limited (“SIL”), a wholly owned subsidiary of the Company, has adopted AS 30, to conform to the group accounting policy followed in this respect. Accordingly, effective from April 1, 2012, certain foreign exchange hedging instruments which qualify for being designated as “hedges of net investment in foreign operation”, have been so designated. Consequently, the unrealised mark to market exchange losses on such forward exchange contracts have been recognised in the reserves. As a result of the above, the consolidated profit after tax is higher by Rs 114.75 Crore for the quarter ended December 31, 2012 and higher by Rs 199.73 Crore for the nine months ended December 31, 2012.

3	As a part of the overall Vedanta Group consolidation and simplification exercise, the Board of Directors approved the Scheme of Amalgamation of the Company with Sesa Goa Limited with the Appointed Date as April 1, 2011, subject to requisite approvals from various statutory authorities and the Jurisdictional Hon’ble High Courts. Post approval by the shareholders of the respective companies, petitions have been filed in the respective Jurisdictional High Courts. The hearing in the Hon’ble High Court of Madras has been completed and orders are awaited. The hearings at Goa Bench of Bombay High Court are in process.
4	With respect to Vedanta Aluminium Limited (“VAL”), an associate of the Company, the Ministry of Environment and Forests (“MOEF”) rejected issue of final stage forest clearance for Niyamgiri Mining lease of Orissa Mining Corporation (“OMC”) which is one of the sources of supply of bauxite to the alumina refinery of VAL. The Hon’ble Supreme Court had however earlier in 2008 in-principle approved diversion of forest land for mining. OMC has filed a writ petition challenging aforesaid action of MOEF in the Hon’ble Supreme Court which is being heard.

With regard to the Expansion Project at Lanjigarh, pursuant to the Hon’ble Orissa High Court’s finding in VAL’s Review Petition that the clarification issued by MOEF on November 16, 2010 with regard to grant of environmental clearance lacked statutory authority, VAL has applied afresh for environmental clearance and the application is under process. MOEF has now sought certain clarification from the Govt. of Orissa based on which it will advise on the public hearing for the proposed expansion project. In the meantime, VAL has put the expansion activity on hold. Due to paucity of bauxite, the VAL has temporarily suspended its refinery operations at Lanjigarh from December 5, 2012.

The above matters are critical to the planned operations of VAL. The management expects that with the timely support of relevant authorities adequate quantity of bauxite will be secured from Orissa / other states to continue its operations and that the above issues will be satisfactorily resolved. The management of the Company has evaluated and considered good, its loans granted and investments made in VAL aggregating to Rs 11,703 Crore.

The Company has, over the period invested Rs 3,563 Crore in VAL, by way of Equity Shares and Redeemable Cumulative Preference Shares. The Company has accounted for its share of losses of its associate, even though the carrying amount of the equity investment has reduced to Nil. The additional losses (including share of hedging reserves) amounting to Rs 210 Crore and Rs 439 Crore for the quarter and nine months ended December 31, 2012 respectively have been recognised in the results.

5	Consistent with the treatment followed in earlier years, investment in equity shares of a power company made by a subsidiary, has been considered as an intangible asset. This has resulted in amortisation being higher by Rs 3.51 Crore, profit after tax attributable to group being lower by Rs 1.54 Crore and profit attributable to minority interest being lower by Rs 0.83 Crore. This treatment, being in preference to the requirements of Accounting Standards, has been reported by the auditors.
6	The Company has opted to publish only Consolidated Financial results. The standalone results of the Company will be available on Company’s website www.sterlite-industries.com. Additional information on standalone basis are as follows:

	(Rs in Crore)
Particulars	Quarter ended 31.12.2012 (Unaudited)	Quarter ended 30.09.2012 (Unaudited)	Quarter ended 31.12.2011 (Unaudited)	Nine months ended 31.12.2012 (Unaudited)	Nine months ended 31.12.2011 (Unaudited)	Year ended 31.03.2012 (Audited)
Net Sales/Income from Operations	4,534.43	4,860.91	4,582.20	13,953.47	13,551.64	18,084.62
Exchange loss/(gain)	92.42	(161.10)	122.42	150.78	233.92	170.15
Profit before Tax & exceptional items	636.60	866.79	814.88	1,573.01	1,954.95	2,431.16
Exceptional items	—	—	—	—	—	423.32
Profit after exceptional items & before Tax	636.60	866.79	814.88	1,573.01	1,954.95	2,007.84
Profit after exceptional items & Tax	541.84	704.77	696.75	1,291.95	1,571.05	1,657.48

7	Previous Period/Year figures have been regrouped/restated wherever necessary to make them comparable.

By Order of the Board

Place: Mumbai	Anil Agarwal
Dated : January 29, 2013	Chairman

STERLITE INDUSTRIES (INDIA) LIMITED

Regd. Office: SIPCOT Industrial Complex,

Madurai Bypass Road, TV Puram P.O., Tuticorin-628002, Tamilnadu

PART I		(Rs.in crore except as stated)
STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2012
		Quarter ended						Nine months ended				Year ended
S. No.	Particulars	31.12.2012 (Unaudited)		30.09.2012 (Unaudited)		31.12.2011 (Unaudited)		31.12.2012 (Unaudited)		31.12.2011 (Unaudited)		31.03.2012 (Audited)
1	Income from Operations

	(a) Net Sales/Income from Operations (Net of excise duty)	4,534.43		4,860.91		4,582.20		13,953.47		13,551.64		18,084.62
	(b) Other Operating Income	1.94		2.73		1.90		7.62		6.10		7.44

	Total Income from Operations (net)	4,536.37		4,863.64		4,584.10		13,961.09		13,557.74		18,092.06

2	Expenses
	(a) Cost of materials consumed#	4,421.47		4,406.82		3,944.21		12,973.99		12,005.40		16,094.40
	(b) Purchases of stock-in-trade	4.28		—		6.44		4.28		9.62		12.07
	(c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(338.70)		(99.27)		99.10		(415.65)		42.04		(68.97)
	(d) Employee benefits expense	28.99		28.61		24.59		83.76		69.73		92.09
	(e) Depreciation and amortisation expense	43.52		36.68		36.36		116.24		111.71		162.46
	(f) Exchange loss/(gain)	92.42		(161.10)		122.42		150.78		233.92		170.15
	(g) Other expenses	281.44		244.18		216.86		764.92		591.94		848.92

	Total Expenses	4,533.42		4,455.92		4,449.98		13,678.32		13,064.36		17,311.12

3	Profit from operations before other income, finance costs and exceptional items (1-2)	2.95		407.72		134.12		282.77		493.38		780.94

4	Other Income	778.46		574.11		827.88		1,700.69		1,886.04		2,247.68

5	Profit from ordinary activities before finance costs and Exceptional Items (3+4)	781.41		981.83		962.00		1,983.46		2,379.42		3,028.62

6	Finance costs	144.81		115.04		147.12		410.45		424.47		597.46

7	Profit from ordinary activities after finance costs but before Exceptional Items (5-6)	636.60		866.79		814.88		1,573.01		1,954.95		2,431.16

8	Exceptional items	—		—		—		—		—		423.32

9	Profit from Ordinary Activities before tax	636.60		866.79		814.88		1,573.01		1,954.95		2,007.84

10	Tax expense	94.76		162.02		118.13		281.06		383.90		350.36

11	Net Profit from Ordinary activities after Tax	541.84		704.77		696.75		1,291.95		1,571.05		1,657.48

12	Extraordinary Items (net of tax expense)	—		—		—		—		—		—

13	Net Profit for the period	541.84		704.77		696.75		1,291.95		1,571.05		1,657.48

14	Paid-up equity share capital (Face value of Re. 1 each)	336.12		336.12		336.12		336.12		336.12		336.12
15	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year											24,401.26
16	Earnings Per Share (Rs.) (Not annualised)*
	-Basic EPS	1.61	*	2.10	*	2.07	*	3.84	*	4.67	*	4.93
	-Diluted EPS	1.61	*	1.79	*	2.07	*	3.84	*	4.67	*	4.93

#	Comprises (net) of exchange (gain)/loss - Rs (9.13) Crore in Q3 FY 2012-13, Rs (37.68) Crore in Q2 FY 2012-13, Rs 387.98 Crore in Q3 FY 2011-12,Rs 313.67 Crore in nine months ended December 31,2012, Rs 495.77 Crore in nine months ended December 31,2011, Rs 456.28 Crore in FY 2011-12.

PART II		Quarter ended			Nine months ended		Year ended
S. No.	Particulars	31.12.2012 (Unaudited)	30.09.2012 (Unaudited)	31.12.2011 (Unaudited)	31.12.2012 (Unaudited)	31.12.2011 (Unaudited)	31.03.2012 (Audited)
A	PARTICULARS OF SHAREHOLDING
1	Public Shareholding (Excluding shares against which ADRs are issued)
	- Number of Shares	1,127,713,699	1,129,187,899	1,140,661,219	1,127,713,699	1,140,661,219	1,150,916,415
	- Percentage of Shareholding	33.55%	33.59%	33.94%	33.55%	33.94%	34.24%

2	Promoters & promoter group Shareholding (Excluding shares against which ADRs are issued) $
(a)	Pledged/Encumbered
	- Number of Shares	—	—	—	—	—	—
	- Percentage of shares	—	—	—	—	—	—
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares
	(as a % of the total share capital of the Company)	—	—	—	—	—	—
(b)	Non-encumbered
	- Number of Shares	1,791,932,643	1,791,932,643	1,791,871,911	1,791,932,643	1,791,871,911	1,791,871,911
	- Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	53.31%	53.31%	53.31%	53.31%	53.31%	53.31%
	(as a % of the total share capital of the Company)

$ The Promoter and Promoter group in addition to the equity shareholding also hold 4.92% of the equity capital in the form of ADR represented by 16,54,87,852 equity shares as on December 31, 2012.

	Particulars	Quarter ended 31.12.2012
B	INVESTOR COMPLAINTS
	Pending at the beginning of the quarter	3
	Received during the quarter	9
	Disposed of during the quarter	12
	Remaining unresolved at the end of the quarter	—

		(Rs.in crore)
		Quarter ended			Nine months ended		Year ended
S. No.	Segment Information	31.12.2012 (Unaudited)	30.09.2012 (Unaudited)	31.12.2011 (Unaudited)	31.12.2012 (Unaudited)	31.12.2011 (Unaudited)	31.03.2012 (Audited)
1	Segment Revenue
a)	Copper	4,442.38	4,662.97	4,387.41	13,488.31	13,051.61	17,432.61
b)	Phosphoric Acid	106.33	230.19	235.46	526.30	623.08	788.93
c)	Others	—	—	—	—	—	—

	Total	4,548.71	4,893.16	4,622.87	14,014.61	13,674.69	18,221.54

	Less: Inter Segment Revenues	14.28	32.25	40.67	61.14	123.05	136.92

	Net Sales/Income from Operations	4,534.43	4,860.91	4,582.20	13,953.47	13,551.64	18,084.62

2	Segment Results
	(Profit before tax & interest)
a)	Copper	109.94	220.13	281.28	454.49	782.09	1,004.59
b)	Phosphoric Acid	5.67	12.62	30.76	27.47	80.62	81.07
c)	Others	(0.12)	(0.07)	(0.06)	(0.26)	(0.30)	(0.35)

	Total	115.49	232.68	311.98	481.70	862.41	1,085.31

	Less : Finance Costs	144.81	115.04	147.12	410.45	424.47	597.46
	Add: Other unallocable income net off expenses	665.92	749.15	650.02	1,501.76	1,517.01	1,943.31
	Less: Exceptional Item	—	—	—	—	—	423.32

	Profit before Tax	636.60	866.79	814.88	1,573.01	1,954.95	2,007.84

3	Capital Employed
	(Segment Assets less Segment Liabilities)
a)	Copper	4,262.04	4,357.78	4,950.40	4,262.04	4,950.40	3,488.32
b)	Phosphoric Acid	276.24	205.22	209.52	276.24	209.52	288.81
c)	Others	5.05	5.09	5.06	5.05	5.06	5.02
d)	Unallocated	21,103.30	21,026.61	19,737.02	21,103.30	19,737.02	20,955.23

	Total	25,646.63	25,594.70	24,902.00	25,646.63	24,902.00	24,737.38

Others business segment represents Aluminium Foils division.

Notes:-

1	The above results for the quarter and nine months ended December 31, 2012 have been reviewed by Audit Committee at its meeting. The Board of Directors at its meeting held on January 29, 2013 approved the above results and its release. The statutory auditors of the Company have conducted limited review of these results.
2	As a part of the overall Vedanta Group consolidation and simplification exercise, the Board of Directors approved the Scheme of Amalgamation of the Company with Sesa Goa Limited with the Appointed Date as April 1, 2011, subject to requisite approvals from various statutory authorities and the Jurisdictional Hon’ble High Courts. Post approval by the shareholders of the respective companies, petitions have been filed in the respective Jurisdictional High Courts. The hearing in the Hon’ble High Court of Madras has been completed and orders are awaited. The hearings at Goa Bench of Bombay High Court are in process.
3	Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on March 29, 2008 the Company had adopted Accounting Standard (AS) 30 – ‘Financial Instruments: Recognition and Measurement’ effective from accounting year ended March 31, 2008 alongwith consequential revisions to other Accounting Standards. Accordingly 4 % Convertible Senior Notes, issued in October 2009, has been accounted for as per AS 30 wherein the conversion option has been measured at the fair value through profit and loss account and the Notes carried at amortised cost. If AS 30 had not been adopted for this transaction, for the quarter and nine months ended December 31, 2012 other income would have been lower by Rs 5.85 Crore and Rs 24.70 Crore, finance costs would have been lower by Rs 52.61 Crore and Rs 118.03 Crore and profit after tax would have been higher by Rs 39.44 Crore and Rs 77.28 Crore.
4	With respect to Vedanta Aluminium Limited (“VAL”), an associate of the Company, the Ministry of Environment and Forests (“MOEF”) rejected issue of final stage forest clearance for Niyamgiri Mining lease of Orissa Mining Corporation (“OMC”) which is one of the sources of supply of bauxite to the alumina refinery of VAL. The Hon’ble Supreme Court had however earlier in 2008 in-principle approved diversion of forest land for mining. OMC has filed a writ petition challenging aforesaid action of MOEF in the Hon’ble Supreme Court which is being heard.

With regard to the Expansion Project at Lanjigarh, pursuant to the Hon’ble Orissa High Court’s finding in VAL’s Review Petition that the clarification issued by MOEF on November 16, 2010 with regard to grant of environmental clearance lacked statutory authority, VAL has applied afresh for environmental clearance and the application is under process. MOEF has now sought certain clarification from the Govt. of Orissa based on which it will advise on the public hearing for the proposed expansion project. In the meantime, VAL has put the expansion activity on hold. Due to paucity of bauxite, the VAL has temporarily suspended its refinery operations at Lanjigarh from December 5, 2012.

The above matters are critical to the planned operations of VAL. The management expects that with the timely support of relevant authorities adequate quantity of bauxite will be secured from Orissa / other states to continue its operations and that the above issues will be satisfactorily resolved. The management of the Company has evaluated and considered good, its loans granted and investments made in VAL aggregating to Rs 11,703 Crore.

5	Consequent to the merger of the Company’s wholly owned subsidiary Sterlite Opportunities and Ventures Limited (SOVL) with the Company with effect from April 1, 2011 and approved by Hon’ble High Court of Madras vide its order dated March 29, 2012 the figures for the corresponding Quarter and Nine Months ended December 31, 2011 have been restated to make them comparable.
6	Previous Period/Year figures have been regrouped / restated wherever necessary to make them comparable.

By order of the Board

Place: Mumbai	Anil Agarwal
Dated : January 29, 2013	Chairman